EXHIBIT 99.1

For Immediate Release	Date: May 25, 2023
23-45-TR

Teck Announces Executive and Vice President Appointments

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the following executive and vice president appointments:

Ian Anderson has been appointed SVP & Chief Commercial Officer, effective May 16, 2023. Mr. Anderson succeeds Réal Foley, who will retire in late November 2023. Mr. Foley will support transition activities across Teck’s Marketing and Logistics and strategic initiatives until his retirement.

“Ian’s extensive experience and proven ability make him ideally suited to develop and implement an overall commercial strategy for Teck’s base metals and steelmaking coal businesses including key areas such as procurement, marketing, logistics and responsibility for our UK and Asia offices,” said CEO Jonathan Price.

Mr. Anderson brings to the role more than 20 years of experience with Teck across numerous logistics and operational functions, including General Manager for both Line Creek and Fording River operations; General Manager, Coal Logistics; and most recently, Vice President, Logistics, with responsibility for coordinating Teck’s overall logistics strategy and implementing a cost-efficient supply chain.

Ian holds a Bachelor of Arts in Political Science from the University of British Columbia and is a graduate of the Harvard Business School Advanced Management Program (2022).

André Stark has been appointed Vice President, Marketing and Logistics, Base Metals, with responsibility for Base Metals Marketing and Logistics functions. Mr. Stark joined Teck in 2012 and most recently held the role of Vice President, Marketing.

Michael O’Shaughnessy has been appointed Vice President, Marketing and Logistics, Coal, with responsibility for the coal business unit’s Marketing and Logistics functions. Mr. O’Shaughnessy joined Teck in 2006 and most recently held the role of Director, Logistics Strategy and Planning.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com